
March 20, 2023

David Andrada
Chief Executive Officer
Fat Projects Acquisition Corp
27 Bukit Manis Road
Singapore, 099892

> **Re: Fat Projects Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2023**
> **File No. 001-40755**

Dear David Andrada:

We have limited our review of your filing to those issues addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors
Our common stock (and our warrants) may be subject to the penny stock rules in the future..., page 24

1. Please expand your risk factor and highlight at the forefront of the proxy statement to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq. In this regard, we note that if the amount in the trust falls below $5,000,001 as a result of redemptions, the company would likely no longer meet the Nasdaq listing standards. At that point it is possible the company would become a penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andy Tucker